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                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549
                                  Schedule TO
                     Tender Offer Statement under Section
          14(d)(1) or 13(e)(1) of the Securities Exchange Act of 1934
                                Microtest, Inc.
                           (Name of Subject Company)

                           Phoenix Acquisition Corp.
                              Danaher Corporation
                        (Name of Filing Person-Offeror)

                   Common Stock, Par Value $0.001 Per Share
                        Preferred Share Purchase Rights
                        (Title of Class of Securities)

                                   594941106
                     (CUSIP Number of Class of Securities)

                              Patrick W. Allender
                           Executive Vice President,
                     Chief Financial Officer and Secretary
                   2099 Pennsylvania Avenue, NW, 12th Floor
                          Washington, D.C. 20006-1813
                           Telephone: (202) 828-0850
           (Name, Address and Telephone Number of Person Authorized
      to Receive Notices and Communications on Behalf of Filing Persons)

                                   Copy to:

                             Mark A. Dewire, Esq.
                          Wilmer, Cutler & Pickering
                               2445 M Street, NW
                         Washington, D.C.  20037-1420
                           Telephone: (202) 663-6000

                           CALCULATION OF FILING FEE
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       Transaction Valuation                      Amount of Filing Fee
------------------------------------------------------------------------------
           Not applicable                            Not applicable
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[ ] Check box if any part of the fee is offset as provided by Rule 0-11 (a)(2)
    and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid: None.
     Form or Registration No.: Not applicable.
     Filing Party: Not applicable.
     Date Filed: Not applicable.
[x] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.
     Check the appropriate boxes below to designate any transactions to which the statement relates:
[x]  third-party tender offer subject to Rule 14d-1.
[ ]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule l3d-2.
     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

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ITEM 12  EXHIBITS


Exhibit 99.1  Text of Press Release issued on June 13, 2001
Exhibit 99.2  Text of Press Release issued on June 13, 2001
Exhibit 99.3  Employee Q&A Sheet
Exhibit 99.4  Letter to Employees
Exhibit 99.5  Media Q&A
Exhibit 99.6  Letter to Sales Representatives
Exhibit 99.7  Q&A Sheet for Independent Sales Representatives
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                                 EXHIBIT INDEX


Exhibit 99.1  Text of Press Release issued on June 13, 2001
Exhibit 99.2  Text of Press Release issued on June 13, 2001
Exhibit 99.3  Employee Q&A Sheet
Exhibit 99.4  Letter to Employees
Exhibit 99.5  Media Q&A
Exhibit 99.6  Letter to Sales Representatives
Exhibit 99.7  Q&A Sheet for Independent Sales Representatives